Exhibit 4.9

December 10, 2003

Blackstone Capital Partners II Merchant Banking Fund
c/o Blackstone Management Associates II L.L.C.
345 Park Avenue
New York, New York 10154

Attention: Howard A. Lipson

To Whom It May Concern:

          Reference is made to the Prospectus dated December 4, 2003 (the “Prospectus”), pursuant to which Volume Services America Holdings, Inc. (the “Company”) is offering to the public, pursuant to an effective registration statement, the opportunity to purchase certain Income Deposit Securities (the “IDSs”). As of the date hereof, Blackstone Capital Partners II Merchant Banking Fund and certain of its affiliates (collectively, the “Investor”), beneficially own 4,310,822 shares of the common stock of the Company (“Stock”).

          The Company hereby agrees that at all times on and after the date hereof, so long as the Investor continues to hold any shares of Stock (or other securities of the Company into which such shares of Stock may be converted or for which such shares of Stock may be exchanged, including any IDSs), the Company shall, without limitation or prejudice to any of the rights provided to purchasers under the Prospectus in their capacity as stockholders of the Company or any of the rights of existing stockholders of the Company:

•	Provide the Investor or its designated representative, to the extent not prohibited by applicable law or any applicable rules or regulations (including, without limitation, of any securities exchange on which securities of the Company are registered) (such law, rules and regulations, “Applicable Law”), with:

     (i) the right to visit and inspect any of the offices and properties of the Company and its subsidiaries and inspect and copy the books and records of the Company and its subsidiaries, at such times as the Investor shall reasonably request;

     (ii) as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, consolidated balance sheets of the Company and its subsidiaries as of the end of such period, and consolidated statements of income and cash flows of the Company and its subsidiaries for the period then ended prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, and subject to the absence of footnotes and to year-end adjustments;

     (iii) as soon as available and in any event within 120 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries as of the end of such year, and consolidated statements of income and cash flows of the Company and its subsidiaries for the year then ended prepared in conformity with generally accepted accounting principles in the United States applied on a consistent

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basis, except as otherwise noted therein, together with an auditor’s report thereon of a firm of established national reputation;

     (iv) to the extent the Company is required by Applicable Law or pursuant to the terms of any outstanding indebtedness of the Company to prepare quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, any such reports actually prepared by the Company as soon as available; and

     (v) copies of all materials provided to the Company’s board of directors (the “Board”).

•	Make appropriate officers and/or directors of the Company available periodically and at such times as reasonably requested by the Investor for consultation with the Investor or its designated representative (to the extent not prohibited by Applicable Law) with respect to matters relating to the business and affairs of the Company and its subsidiaries, including, without limitation, significant changes in management personnel and compensation of employees, introduction of new products or new lines of business, important acquisitions or dispositions of plants and equipment, significant research and development programs, the purchasing or selling of important trademarks, licenses or concessions or the proposed commencement or compromise of significant litigation;

•	Inform the Investor or its designated representative (to the extent not prohibited by Applicable Law) in advance with respect to any significant corporate actions, including, without limitation, extraordinary dividends, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the certificate of incorporation or by laws of the Company;

•	Provide the Investor or its designated representative with the right to consult with the Company with respect to such actions;

•	Provide the Investor or its designated representative (to the extent not prohibited by Applicable Law) with such other rights of consultation as may reasonably be determined by the Investor to be necessary to qualify the Investor’s investment in the Company as a “venture capital investment” for purposes of the United States Department of Labor Regulation published at 29 C.F.R. Section 2510.3-101(d)(3)(i) (the “Plan Asset Regulation”);

•	Grant the Investor the right to designate one non-voting board observer who will be entitled to attend all meetings of the Board, participate in all deliberations of the Board and receive copies of all materials provided to the Board, provided that such observer shall have no voting rights with respect to actions taken or elected not to be taken by the Board; and provided, further, that such observer (i) is deemed acceptable to the Board acting reasonably and in good faith and (ii) executes, prior to his or her attendance at the first of such meetings, a standard non-disclosure and market stand-off agreement with the Company in the form attached hereto as Exhibit A; and

•	Consider, in good faith, the recommendations of the Investor or its designated representative in connection with the matters on which it is consulted as described above,

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recognizing that the Company shall retain the ultimate discretion with respect to all such matters.

          In the event the Investor transfers all or any portion of its investment in the Company to an affiliated entity that is intended to qualify as a “venture capital operating company” under the Plan Asset Regulation, such transferee shall be afforded the same rights with respect to the Company afforded to the Investor hereunder and shall be treated, for such purposes, as a third party beneficiary hereunder.

          This letter agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

VOLUME SERVICES AMERICA HOLDINGS, INC.

By:	/s/ Lawrence E. Honig
	Name:	Lawrence E. Honig
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Agreed and acknowledged as of the date first above written:

BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND

By:	Blackstone Management Associates II L.L.C., its general partner

By:	/s/ Howard A. Lipson
	Name:	Howard A. Lipson
	Title:	Managing Member

EXHIBIT A

________ __, 2003

Re: Confidential Information Obtained as VSAH Board Observer

[Name of board observer]
[Address]

Dear [    ]:

     In connection with your designation as a non-voting observer (“Observer”), who will be entitled to attend all meetings of the board of directors (the “Board”) of Volume Services America Holdings, Inc. (the “Company”) and participate in all deliberations of the Board, the Company is prepared to make available to you certain information concerning the business and properties of the Company, including copies of all materials provided to all members of the Board.

     1. By your execution of this letter agreement, you agree to treat any non-public information (whether oral or written, or electronic media) concerning the financial data, strategic business plans, and other non-public, proprietary and confidential information concerning the Company and its subsidiaries, which has been or will be furnished to you by or on behalf of the Company (herein collectively referred to as “Confidential Information”) in accordance with the provisions of this letter agreement, and to take or refrain from taking certain actions hereinafter set forth.

     2. You also hereby agree that you shall safeguard the Confidential Information and use the Confidential Information solely within the scope of your role as an Observer, that the Confidential Information will be kept confidential by you, and that you will not disclose any of the Confidential Information in any manner whatsoever; provided, however, that you may make any disclosure of such information without being deemed to be in breach of this letter agreement (a) to which the Company (either by a majority of the Board or by any one of the named executive officers of the Company) gives its prior written consent, (b) to Blackstone Management Associates II L.L.C. and its affiliates, agents and representatives (including, without limitation, attorneys, accountants, and financial advisors), provided they are aware of this agreement and are bound by its terms, and (c) in the event and to the extent required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order you to divulge, disclose or make accessible such information, subject to paragraph 3 below.

     3. If you are requested or required by law, regulation or legal process (including requests for information, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, you will promptly provide the Company with written notice of any such request or requirement so that the Company may seek an appropriate protective order or consider waiving your compliance with the confidentiality provisions of this letter agreement. If, failing the entry of a protective order or the receipt of a waiver hereunder, you are, in the

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opinion of your counsel, legally required to disclose Confidential Information, you may disclose only that portion of such information as is legally required; provided, that you agree to use your reasonable efforts to obtain assurances that confidential treatment will be accorded such information.

     4. You hereby acknowledge that you are aware that the United States securities laws prohibit any person who has received from an issuer material, non-public information concerning the matters which are the subject of this letter from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

     5. At any time upon the request of the Company, you will promptly deliver to the Company or destroy any and all Confidential Information that has been previously provided to you, except that one copy of any such Confidential Information may be retained by you for your records. Notwithstanding any such return, destruction or retention of the Confidential Information, you will continue to be bound by your obligations of confidentiality and other obligations hereunder for the term specified herein.

     In case any provision of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     It is further understood and agreed that any breach of this letter agreement by you would result in irreparable harm to the Company, that money damages would not be a sufficient remedy for any such breach of this letter agreement and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company.

     This letter agreement shall terminate and be of no further force and effect two (2) years from the date your designation as an Observer is terminated. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York and each party hereto agrees to submit to the jurisdiction and venue of the federal or state courts located in the City of New York. This letter agreement may not be amended except pursuant to a written agreement duly executed by you and the Company.

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     Please confirm your agreement with the foregoing by signing and returning to the undersigned an executed copy of this letter agreement.

Very truly yours,

VOLUME SERVICES AMERICA HOLDINGS, INC.

By:
Name:
Title:

Accepted and agreed as of the date first above written:

Name: